MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE QUARTER ENDED JUNE 30, 2009

Forward-Looking Statements

Certain information contained herein constitutes forward-looking statements. Forward-looking statements are frequently characterized by words such as “plan”, “expect”, “forecast”, “project”, ”intend”, ”believe”, ”anticipate”, “outlook” and other similar words, or statements that certain events or conditions “may” or “will” occur. Forward-looking statements are based on the opinions and estimates of management at the dates the statements are made, and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. These factors include the inherent risks involved in the mining, exploration and development of mineral properties, the uncertainties involved in interpreting drilling results and other geological data, fluctuating metal prices, the possibility of project cost overruns or unanticipated costs and expenses, uncertainties related to the availability of and costs of financing needed in the future and other factors described in the Company’s Annual Information Form under the heading “Risk Factors”. The Company undertakes no obligation to update forward-looking statements if circumstances or management’s estimates or opinions should change. The reader is cautioned not to place undue reliance on forward-looking statements.

PRELIMINARY INFORMATION

First Majestic Silver Corp. (“First Majestic” or “the Company”) is in the business of producing, developing, exploring and acquiring mineral properties with a focus on silver in Mexico. The Company’s shares and warrants trade on the Toronto Stock Exchange under the symbols “FR”, “FR.WT.A” and “FR.WT.B”, respectively. The common shares are also quoted on the OTCQX in the U.S. under the symbol “FRMSF” and on the Frankfurt, Berlin, Munich and Stuttgart Stock Exchanges under the symbol “FMV”. Silver producing operations of the Company are carried out through three operating mines: the La Parrilla, La Encantada, and San Martin mines.

The following Management’s Discussion and Analysis (“MD&A”) should be read in conjunction with the audited consolidated financial statements of the Company for the year ended December 31, 2008. Additional information on the Company, including the Company’s Annual Information Form, is also available on SEDAR at www.sedar.com.

This MD&A relates to the consolidated operations of the Company and its wholly owned direct subsidiaries: Corporación First Majestic, S.A. de C.V. (“CFM”) and First Silver Reserve Inc (“First Silver”), as well as the indirect wholly owned subsidiaries of CFM: First Majestic Plata, S.A. de C.V. (“FM Plata”), Mineral El Pilón, S.A. de C.V. (“El Pilón”), Minera La Encantada, S.A. de C.V. (“La Encantada”) and Majestic Services, S.A. de C.V. (“Majestic Services”). Our sole Canadian subsidiary, First Silver, underwent a wind up and distribution of assets and liabilities in December 2007; however, First Silver has not been dissolved pending the outcome of litigation in which it is involved as the plaintiff, described herein in the Liquidity section.

QUALIFIED PERSONS

Unless otherwise indicated, Leonel Lopez, C.P.G., P.G. of Pincock Allen & Holt is the Qualified Person for the Company and has reviewed the technical information herein. National Instrument 43-101 technical reports regarding the La Parrilla Silver Mine, the La Encantada Silver Mine, the San Martin Silver Mine and the Del Toro Silver Mine can be found on the Company’s web site at www.firstmajestic.com or on SEDAR at www.sedar.com.

Suite 1805, 925 West Georgia Street, Vancouver, B.C., Canada V6C 3L2
Phone: 604.688.3033 | Fax: 604.639-8873| Toll Free: 1.866.529.2807 | Email: acctg@firstmajestic.com
www.firstmajestic.com

FIRST MAJESTIC SILVER CORP.
MANAGEMENT’S DISCUSSION & ANALYSIS

All financial information in this MD&A is prepared in accordance with Canadian GAAP, and all dollar amounts are expressed in Canadian dollars unless otherwise indicated. All information contained in this MD&A is current as of August 13, 2009, unless otherwise stated.

FINANCIAL PERFORMANCE AND HIGHLIGHTS

  In the second quarter ended June 30, 2009, the Company sold 1,073,129 silver equivalent ounces including 103,867 ounces of coins, ingots and bullion, with a combined average price of $14.70 per ounce (US$12.60) compared to 892,406 equivalent ounces of silver (with no coin sales) in the quarter ended June 30, 2008 at an average price of $16.01 (US$15.86) per ounce and 996,595 equivalent ounces, with 67,620 ounces of coins, ingots and bullion (none in 2008), at a combined average price of $17.52 per ounce (US$14.07) in the first quarter ended March 31, 2009. The average spot price of silver in the second quarter of 2009 was US$13.76 per ounce compared to US$17.18 per ounce in the second quarter of 2008, and US$12.61 per ounce in the first quarter ended March 31, 2009.

  Consolidated gross revenue for the second quarter ended June 30, 2009, prior to smelting and refining charges and metal deductions, was $15.8 million (US$13.5 million) compared to $14.3 million (US$14.1 million) in the second quarter of 2008, and $17.5 million (US$14.0 million) in the first quarter of 2009.

  Sales revenue (after smelting and refining charges and metals deductions) for the quarter ended June 30, 2009 was $13.0 million; an increase of 14% compared to $11.4 million for the quarter ended June 30, 2008. Smelting and refining charges and metal deductions decreased to 17% of gross revenue in the second quarter ended June 30, 2009 compared to 20% in the second quarter ended June 30, 2008 and 18% in the first quarter ended March 31, 2009. This decrease is attributed to the revised smelting and refining agreements renegotiated effective December 1, 2008; as well as the new smelting and refining relationships entered into in February and May 2009. Average smelting charges for doré in the quarter ended June 30, 2009 were US$0.32 per equivalent silver ounce whereas for concentrates they were US$3.21 per equivalent ounce.

  The Company generated net income after taxes of $1.0 million for the quarter ended June 30, 2009 compared to a net loss after taxes of $0.3 million for the quarter ended June 30, 2008, and a net income after taxes of $0.9 million for the first quarter ended March 31, 2009. The net income after taxes for this quarter was after recording non-cash stock-based compensation expense of $0.8 million, a foreign exchange gain of $0.8 million, and an income tax recovery of $1.6 million.

  Total production for the quarter ended June 30, 2009 was 957,936 ounces of silver equivalents consisting of 827,720 ounces of silver, 746 ounces of gold and 1,493,162 pounds of lead. This compares to the 1,271,141 ounces of silver equivalents produced in the quarter ended June 30, 2008, which consisted of 1,109,821 ounces of silver, 482 ounces of gold, 1,987,551 pounds of lead and 134,644 pounds of zinc. Total production for the quarter ended March 31, 2009 was 1,040,117 ounces of silver equivalents which included 929,964 ounces of silver, 491 ounces of gold and 1,828,739 pounds of lead.

  Direct cash costs per ounce of silver for the quarter ended June 30, 2009 increased to US$6.31 per ounce of silver, compared to US$4.84 per ounce of silver for the quarter ended June 30, 2008, due to reduced silver production, lower by-product credits, lower average silver grades and lower recoveries in the second quarter of 2009. Direct cash costs for the quarter ended March 31, 2009 and the six months ended June 30, 2009 were US$4.94 per ounce and US$5.58 per ounce, respectively.

  Mine operating earnings for the quarter ended June 30, 2009 were $1.7 million, a decrease of $0.5 million or 23% compared to mine operating earnings of $2.2 million for the quarter ended June 30, 2008, and mine operating earnings of $4.5 million for the quarter ended March 31, 2009. The La Encantada Silver Mine experienced some ground condition instability in the second quarter which interrupted the mining in the Milagros and San Javier Breccia areas which contain a higher grade of ore. This higher grade tonnage was temporarily replaced by lower grade ore from the Azul y Oro and Buenos Aires areas and dumps. This resulted in lower head grades at the mill, higher manganese content and lower recoveries. The ground conditions were remedied subsequent to the quarter and production from the Milagros and San Javier Breccias resumed in August.

  The Company had an operating loss of $1.2 million for the second quarter ended June 30, 2009 compared to an operating loss of $0.6 million for the quarter ended June 30, 2008, an increase of $0.6 million or 110%. Operating income for the first quarter ended March 31, 2009 was $1.8 million.

  At the La Encantada Silver Mine, construction is progressing on the 3,500 tonnes per day (“tpd”) cyanidation plant. The plant is scheduled to begin commissioning in September 2009 and to be fully operational by the end of 2009. Once completed, the new plant is anticipated to produce over four million ounces of silver annually in the form of doré bars.

  The Company has revised its estimated capital expenditures for the completion of the new 3,500 tpd mill at the La Encantada from US$24.5 million to US$27.5 million. The primary reason for the increase in capital expenditures is related to a decision to revise the tailings pond design to use a paste and filter design which will allow the new cyanidation plant to significantly reduce power and water consumption once fully operational by year end.

  Total capitalized construction in progress consisted of $18.9 million (US$16.2 million) with a further $3.5 million (U$3.0 million) advanced to contractors for equipment.

  During the quarter ended June 30, 2009, the Company invested $3.2 million on its mineral properties and a further $5.9 million in additions to plant and equipment on a cash basis. This compares to $2.8 million invested on its mineral properties, and a further $8.0 million on additions to plant and equipment in the quarter ended June 30, 2008, and $1.8 million invested on its mineral properties, and a further $1.6 million on additions to plant and equipment in the first quarter ended March 31, 2009.

  On August 12, 2009, the Company reported a non-brokered private placement offering consisting of up to 4,000,000 units to be issued at a price of $2.30 per unit for gross proceeds of up to $9.2 million. Each unit will consist of one common share and one-half of one common share purchase warrant with each full warrant entitling the holder to purchase one additional common share of the Company at an exercise price of $3.30 per share for a period of two years after closing. The Company plans to use the net proceeds of the offering as general working capital for its three operating silver mines in Mexico.

  On August 12, 2009, the Company reported that it will settle certain debts of its subsidiaries in the aggregate amount of up to $4,000,000 and has entered into debt settlement agreements with those creditors to settle such debt by the issuance of up to 1,739,130 common shares of the Company at a deemed price of $2.30 per share. Closing of the debt settlement is subject to receipt of all required regulatory approvals including the consent of the Toronto Stock Exchange.

The subsidiaries, mines, mills and properties in Mexico are as follows:

Subsidiaries	Mine and Mill	Exploration Properties
First Majestic Plata, S.A. de C.V.	La Parrilla Silver Mine Del Toro Silver Mine	La Parrilla properties Del Toro properties
Minera El Pilón, S.A. de C.V.	San Martin Silver Mine	San Martin property Cuitaboca Silver Project Jalisco Group of Properties
Minera La Encantada, S.A. de C.V.	La Encantada Silver Mine	La Encantada property
Majestic Services, S.A. de C.V. (a labour services company)	(services for all of the above)	(services for all of the above)
Corporación First Majestic, S.A. de C.V. (holding company for the above)	(holding company for the above)	(holding company for the above)

Certain financial results in this MD&A, regarding operations, cash costs, and average realized revenues, are presented in the Mine Operating Results table below to conform with industry peer company presentation standards, which are generally presented in U.S. dollars. U.S. dollar results are translated using the U.S. dollar rates on the dates on which the transactions occurred.

MINING OPERATING RESULTS

Quarter Ended June 30,		CONSOLIDATED FIRST MAJESTIC RESULTS
2009	2008
204,873	213,995	Ore processed/tonnes milled	420,920	372,393
189	229	Average silver grade (g/tonne)	206	237
66%	70%	Recovery (%)	63%	71%
827,720	1,109,821	Silver ounces produced	1,757,683	2,005,178
746	482	Gold ounces produced	1,237	722
49,857	25,128	Equivalent ounces from gold	83,340	37,812
1,493,162	1,987,551	Pounds of lead produced	3,321,901	3,845,448
80,359	129,243	Equivalent ounces from lead	157,030	267,136
-	134,644	Pounds of zinc produced	-	401,297
-	6,950	Equivalent ounces from zinc	-	22,735
957,936	1,271,141	Total production - ounces silver equiv.	1,998,053	2,332,862
1,073,129	892,406	Ounces of silver equivalents sold (1)	2,069,724	1,911,896
$6.31	$4.84	Total US cash cost per ounce (2) (3)	$5.58	$5.00
4,918	7,162	Underground development (m)	9,529	15,472
363	20,325	Diamond drilling (m)	5,411	35,488
$36.97	$47.04	Total US production cost per tonne (3)	$34.79	$43.37

Quarter Ended June 30,		LA ENCANTADA RESULTS
2009	2008
68,481	63,194	Ore processed/tonnes milled	145,037	116,075
237	290	Average silver grade (g/tonne)	273	305
50%	63%	Recovery (%)	51%	64%
263,321	374,163	Silver ounces produced	648,297	727,145
-	-	Gold ounces produced	-	-
-	-	Equivalent ounces from gold	-	-
569,712	836,425	Pounds of lead produced	1,472,084	1,340,213
28,109	53,399	Equivalent ounces from lead	65,828	90,449
-	-	Pounds of zinc produced	-	-
-	-	Equivalent ounces from zinc	-	-
291,430	427,562	Total production - ounces of silver equiv.	714,125	817,594
289,753	391,404	Ounces of silver equivalents sold	707,970	757,328
$7.14	$3.67	Total US cash cost per ounce (2) (3)	$5.23	$3.49
2,230	1,761	Underground development (m)	4,327	5,460
-	2,501	Diamond drilling (m)	2,397	8,186
$44.56	$66.46	Total US production cost per tonne (3)	$41.19	$53.80
(1) (2) (3)	Includes 40,278 ounces in the second quarter ended June 30, 2009 and 39,736 ounces in the six months ended June 30, 2009 (after adjustments for intercompany eliminations) sold as coins, ingots and bullion from Canadian operations.
The Company reports non-GAAP measures which include Direct Costs Per Tonne, Direct Cash Cost per ounce of payable silver (prior to smelting charge), and smelting charges per ounce of silver in order to manage and evaluate operating performance at each of the Company’s mines. These measures are widely used in the silver mining industry as a benchmark for performance, but do not have a standardized meaning, and are not GAAP measures. See Reconciliation to GAAP below
Cash Costs do not include smelting; production costs per tonne include smelter charges.

Quarter Ended June 30,		LA PARRILLA RESULTS
2009	2008
63,548	72,650	Ore processed/tonnes milled	129,454	127,949
196	243	Average silver grade (g/tonne)	193	257
81%	66%	Recovery (%)	74%	70%
324,972	376,528	Silver ounces produced	593,301	744,397
221	154	Gold ounces produced	371	292
14,408	8,017	Equivalent ounces from gold	25,252	15,241
923,450	1,098,773	Pounds of lead produced	1,849,817	2,344,107
52,250	72,144	Equivalent ounces from lead	91,202	164,858
-	-	Pounds of zinc produced	-	-
-	-	Equivalent ounces from zinc	-	-
391,630	456,688	Total production - ounces of silver equiv.	709,754	924,496
423,674	307,260	Ounces of silver equivalents sold	724,855	733,779
$4.72	$3.61	Total US cash cost per ounce (1) (2)	$4.95	$3.52
1,982	2,505	Underground development (m)	3,787	4,552
-	10,569	Diamond drilling (m)	2,038	19,116
$40.58	$43.89	Total US production cost per tonne (2)	$38.14	$38.33

Quarter Ended June 30,		SAN MARTIN RESULTS	Year to date June 30,
2009	2008
72,844	78,151	Ore processed/tonnes milled	146,430	128,369
138	168	Average silver grade (g/tonne)	150	156
74%	85%	Recovery (%)	73%	83%
239,427	359,130	Silver ounces produced	516,086	533,636
525	328	Gold ounces produced	866	430
35,449	17,111	Equivalent ounces from gold	58,088	22,571
-	52,353	Pounds of lead produced	-	161,128
-	3,700	Equivalent ounces from lead	-	11,829
-	134,644	Pounds of zinc produced	-	401,297
-	6,950	Equivalent ounces from zinc	-	22,735
274,876	386,891	Total production - ounces of silver equiv.	574,174	590,772
319,424	193,742	Ounces of silver equivalents sold	597,163	420,789
$7.54	$7.35	Total US cash cost per ounce (1) (2)	$6.76	$9.12
707	2,896	Underground development (m)	1,414	5,460
363	7,255	Diamond drilling (m)	976	8,186
$26.71	$34.26	Total US production cost per tonne (2)	$25.50	$38.97
(1) (2)	The Company reports non-GAAP measures which include Direct Costs Per Tonne, Direct Cash Cost per ounce of payable silver (prior to smelting charge) and smelting charges per ounce of silver in order to manage and evaluate operating performance at each of the Company’s mines. These measures are widely used in the silver mining industry as a benchmark for performance, but do not have a standardized meaning, and are not GAAP measures. See Reconciliation to GAAP below.
Cash Costs do not include smelting; production costs per tonne include smelter charges.

Reconciliation of Cash Costs to GAAP	Three Months Ended June 30, 2009					Three Months Ended June 30, 2008				Year to Date June 30, 2009				Year to Date June 30, 2008
		San Martin	La Parrilla	La Encantada	2009	San Martin	La Parrilla	La Encantada	2009	San Martin	La Parrilla	La Encantada	2009	San Martin	La Parrilla	La Encantada	2009
DIRECT MINING EXPENSES(MMI)	US$	2,182,816	2,195,447	2,073,855	6,452,118	2,729,893	3,107,950	1,862,447	7,700,290	4,145,517	4,296,055	3,963,705	12,405,277	4,949,332	5,318,964	3,284,553	13,552,849
PROFIT SHARING	US$	-	-	59,120	59,120	-	-	217,949	217,949	-	-	59,120	59,120	-	-	234,538	234,538
OTHER SELLING COSTS (TRANSPORT, ETC.)	US$	179,173	130,757	201,786	511,716	37,834	81,735	67,762	187,331	205,444	188,425	228,124	621,993	68,269	125,618	139,349	333,236
THIRD PARTY SMELTING	US$	139,277	1,045,512	1,170,930	2,355,719	39,416	1,828,318	2,827,218	4,694,952	245,293	2,002,611	2,583,496	4,831,400	134,259	2,282,555	3,709,755	6,126,569
BYPRODUCT CREDITS	US$	(555,958)	(793,202)	(394,725)	(1,743,885)	(129,574)	(1,829,156)	(557,610)	(2,516,340)	(862,605)	(1,549,946)	(801,516)	(3,214,067)	(148,981)	(2,822,445)	(889,137)	(3,860,563)
LESS PROFIT SHARING	US$	-	-	(59,120)	(59,120)	-	-	(217,949)	(217,949)	-	-	(59,120)	(59,120)	-	-	(234,538)	(234,538)
TOTAL CASH COSTS	US$	1,945,308	2,578,514	3,051,846	7,575,668	2,677,569	3,188,847	4,199,817	10,066,233	3,733,649	4,937,145	5,973,809	14,644,603	5,002,879	4,904,692	6,244,520	16,152,091

CASH COST PER OUNCE PRODUCED	US$/OZ	8.12	7.93	11.59	9.15	7.46	8.47	11.22	9.07	7.23	8.32	9.21	8.33	9.38	6.59	8.59	8.06
SMELTING/REFINING/TRANSPORTATION
COST PER OUNCE	US$/OZ	(0.58)	(3.22)	(4.45)	(2.85)	(0.11)	(4.86)	(7.56)	(4.23)	(0.48)	(3.38)	(3.99)	(2.75)	(0.25)	(3.07)	(5.10)	(3.06)
DIRECT MINING EXPENSES CASH COST	US$/OZ	7.54	4.72	7.14	6.31	7.35	3.61	3.67	4.84	6.76	4.95	5.23	5.58	9.12	3.52	3.49	5.00

TONNES PRODUCED	TONNES	72,844	63,548	68,481	204,873	78,151	72,650	63,194	213,995	146,430	129,453	145,037	420,920	128,369	127,949	116,075	372,393
OUNCES OF SILVER PRODUCED	OZ	239,427	324,972	263,321	827,720	359,130	376,528	374,163	1,109,821	516,086	593,300	648,297	1,757,683	533,636	744,398	727,145	2,005,179
OUNCES OF SILVER EQ PRODUCED	OZ EQ	35,449	66,658	28,109	130,216	27,761	80,161	53,999	161,921	58,088	116,454	65,828	240,370	57,135	180,099	90,449	327,683
TOTAL OZ OF SILVER EQ PRODUCED	OZ EQ	274,876	391,630	291,430	957,936	386,891	456,689	427,562	1,271,142	574,174	709,754	714,125	1,998,053	590,771	924,497	817,594	2,332,862

MINING	$/Tonne	11.80	12.68	14.06	12.83	15.31	17.41	9.89	14.42	10.38	12.36	12.75	11.81	18.13	14.68	9.52	14.26
MILLING	$/Tonne	12.96	16.61	9.82	13.04	9.76	20.67	6.08	12.38	12.60	16.05	8.96	12.41	10.00	20.70	5.04	12.13
INDIRECT	$/Tonne	5.21	5.26	6.40	5.62	9.86	4.70	13.50	9.18	5.32	4.77	5.62	5.26	10.42	6.20	13.74	10.00
DIRECT CASH COST	$/Tonne	29.97	34.55	30.28	31.49	34.93	42.78	29.47	35.98	28.31	33.19	27.33	29.47	38.56	41.57	28.30	36.39
SELLING AND TRANSPORT COSTS	$/Tonne	2.46	2.06	2.95	2.50	0.48	1.13	1.07	0.88	1.40	1.46	1.57	1.48	0.53	0.98	1.20	0.89
SMELTING AND REFINING COSTS	$/Tonne	1.91	16.45	17.10	11.50	0.50	25.17	44.74	21.94	1.68	15.47	17.81	11.48	1.05	17.84	31.96	16.45
BY PRODUCT CREDITS	$/Tonne	(7.63)	(12.48)	(5.76)	(8.51)	(1.66)	(25.18)	(8.82)	(11.76)	(5.89)	(11.97)	(5.53)	(7.64)	(1.16)	(22.06)	(7.66)	(10.37)
DIRECT COST PER TONNE	$/Tonne	26.71	40.58	44.56	36.97	34.26	43.89	66.46	47.04	25.50	38.14	41.19	34.79	38.97	38.33	53.80	43.37

MINING	$/Oz.	3.59	2.48	3.66	3.17	3.33	3.36	1.67	2.78	2.95	2.70	2.85	2.83	4.36	2.52	1.52	2.65
MILLING	$/Oz.	3.94	3.25	2.56	3.23	2.12	3.99	1.03	2.39	3.58	3.50	2.00	2.97	2.41	3.56	0.80	2.25
INDIRECT	$/Oz.	1.59	1.03	1.67	1.39	2.14	0.91	2.28	1.77	1.51	1.04	1.26	1.26	2.51	1.06	2.19	1.86
DIRECT CASH COST	$/Oz.	9.12	6.76	7.88	7.80	7.60	8.25	4.98	6.94	8.03	7.24	6.11	7.06	9.27	7.15	4.52	6.76
SELLING AND TRANSPORT COSTS	$/Oz.	0.75	0.40	0.77	0.62	0.11	0.22	0.18	0.17	0.40	0.32	0.35	0.35	0.13	0.17	0.19	0.17
SMELTING AND REFINING COSTS	$/Oz.	0.58	3.22	4.45	2.85	0.11	4.86	7.56	4.23	0.48	3.38	3.99	2.75	0.25	3.07	5.10	3.06
BY PRODUCT CREDITS	$/Oz.	(2.32)	(2.44)	(1.50)	(2.11)	(0.36)	(4.86)	(1.49)	(2.27)	(1.67)	(2.61)	(1.24)	(1.83)	(0.28)	(3.79)	(1.22)	(1.93)
CASH COST PER OUNCE	$/Oz.	8.12	7.93	11.59	9.15	7.46	8.47	11.22	9.07	7.23	8.32	9.21	8.33	9.38	6.59	8.59	8.06

		Three months ended June 30, 2009					Year to date June 30, 2009
INVENTORY RECONCILIATION (See Note 1):		San Martin	La Parrilla	La Encantada	Vancouver	2009	San Martin	La Parrilla	La Encantada	Vancouver	2009
Opening stockpile inventory	OZ EQ	116,400	93,350	54,070	-	263,820	147,932	193,165	88,555		429,652
Reduction of stockpile	OZ EQ	(88,377)	(12,088)	(14,047)	-	(114,512)	(119,909)	(111,903)	(48,532)	-	(280,344)
Ending Stockpile inventory	OZ EQ	28,023	81,262	40,023	-	149,308	28,023	81,262	40,023	-	149,308

Opening in process inventory	OZ EQ	13,641	9,763	-	-	23,404	13,992	8,524	-	-	22,516
Inventory adjustments	OZ EQ	525	1,077	-	-	1,602	174	2,316	-	-	2,490
Ending in process inventory	OZ EQ	14,166	10,840	-	-	25,006	14,166	10,840	-	-	25,006

Opening finished goods inventory	OZ EQ	55,350	37,567	45,948	-	138,865	33,276	20,368	48,111	-	101,755
Production - silver equivalent ounces	OZ EQ	274,876	391,630	291,430	-	957,936	574,174	709,754	714,130	-	1,998,058
Shipments - silver equivalent ounces	OZ EQ	(319,424)	(423,674)	(289,753)	-	(1,032,851)	(596,621)	(724,855)	(707,970)	-	(2,029,446)
Purchased material for processing	OZ EQ	-	16,584	-	-	16,584	-	16,584	-	-	16,584
Inventory adjustments	OZ EQ	794	(5,973)	(684)	-	(5,863)	767	(5,302)	(7,330)	-	(11,865)
Ending finished goods inventory	OZ EQ	11,596	16,134	46,941	-	74,671	11,596	16,549	46,941	-	75,086

Total inventory before transfers	OZ EQ	53,785	108,236	86,964	-	248,985	53,785	108,236	86,964	-	248,985
Transfers to Coins, Ingots and Bullion inventory	OZ EQ			-	50,000	50,000	-	-	-	146,769	146,769
Inventory adjustments	OZ EQ	-	-	-	(616)	(616)	-	-	-	(616)	(616)
Opening inventory of coins, ingots and bullion	OZ EQ	-	-	-	71,602	71,602	-	-	-	42,453	42,453
Sales of coins, ingots and bullion	OZ EQ	-	-	-	(103,867)	(103,867)	-	-	-	(171,487)	(171,487)
Closing inventory of coins, ingots and bullion	OZ EQ	-	-	-	17,119	17,119	-	-	-	17,119	17,119
Total inventory, all stages and products	OZ EQ	53,785	108,236	86,964	17,119	266,104	53,785	108,236	86,964	17,119	266,104
Value of ending inventory - (Note 1)	CDN$	386,807	476,945	634,610	178,779	1,677,141	386,807	476,945	634,610	178,779	1,677,141
Value of ending inventory - Cdn$ per oz	CDN$	7.19	4.41	7.30	10.44	6.30	7.19	4.41	7.30	10.44	6.30
Month end exchange rate - June 30, 2009		1.1630	1.1630	1.1630	1.1630	1.1630	1.1630	1.1630	1.1630	1.1630	1.1630
Value of ending inventory - US$ per oz	US$	6.18	3.79	6.27	8.98	5.42	6.18	3.79	6.27	8.98	5.42

		Three Months ended June 30, 2009					Year to Date June 30, 2009
Cost of Sales Reconciliation		San Martin	La Parrilla La Encantada		Vancouver	2009	San Martin	La Parrilla La Encantada		Vancouver	2009
Cash Cost	US$	1,945,308	2,578,514	3,051,846	-	7,575,668	3,733,649	4,937,145	5,973,809	-	14,644,603
Inventory changes	US$	480,054	293,018	(117,518)	-	655,554	794,173	250,400	(33,830)	-	1,010,743
Byproduct credits	US$	555,958	793,202	394,725	-	1,743,885	862,605	1,549,946	801,516	-	3,214,067
Smelting and refining	US$	(139,277)	(1,045,512)	(1,170,930)	-	(2,355,719)	(245,293)	(2,002,611)	(2,583,496)	-	(4,831,400)
Other	US$	(88,361)	277,285	(36,608)	-	152,316	(109,833)	366,561	(7,306)	-	249,422
Cost of sales - Calculated	US$	2,753,682	2,896,507	2,121,515	-	7,771,704	5,035,301	5,101,441	4,150,693	-	14,287,435
Average CDN/US Exchange Rate		0.82769	0.84287	0.81955	-	0.83101	0.83088	0.83115	0.81820	-	0.82726
Booked Cost of Sales	CDN$	3,326,950	3,436,485	2,588,633	-	9,352,068	6,060,176	6,137,789	5,072,929	-	17,270,894
Vancouver Cost of Sales (See Note 2)	CDN$	-	-	-	107,800	107,800	-	-	-	487,787	487,787
Total Cost of Sales as Reported	CDN$				107,800	9,459,868				487,787	17,758,681

Note 1 - The inventory reconciliation above consists of silver coins, bullion, doré, concentrates, ore in process and stockpile but excludes materials and supplies.
Note 2 - Net of intercompany eliminations of $1,671,393 for the second quarter ended June 30, 2009 and $2,375,383 for the year to date ended June 30, 2009.

REVIEW OF MINING OPERATING RESULTS

The silver production for the second quarter of 2009 consisted of 827,720 ounces of silver representing a decrease of 102,245 ounces or 11% compared to the first quarter of 2009. In the quarter, 1,493,162 pounds of lead were produced, representing a decrease of 335,577 pounds or 18% compared to the first quarter of 2009. Gold produced in the second quarter of 2009 was 746 ounces, representing an increase of 255 ounces or 52% compared to the first quarter of 2009.

The ore processed during the quarter at the Company's three operating silver mines: La Parrilla Silver Mine, the San Martin Silver Mine and La Encantada Silver Mine; amounted to 204,873 tonnes which is a decrease of 11,174 tonnes or 5% over the first quarter of 2009.

The average silver head grade in the quarter for the three mines decreased to 189 g/t silver compared to 222 g/t Ag in the first quarter of 2009 and 229 g/t in the second quarter of 2008.

Total combined recoveries of silver at the Company’s three mills improved in the second quarter to 66% compared to 60% in the first quarter of 2009.

A total of 4,918 meters of underground development was completed in the second quarter of 2009 compared to 4,610 metres completed in the first quarter of 2009. This program is important as it provides access to new areas within the different mines and prepares the mines for continued growth of silver production going forward. A total of 363 meters of diamond drilling was completed during the second quarter of 2009 compared to 5,048 metres drilled in the first quarter of 2009.

The Company's production levels are slightly behind schedule mostly due to the enormous efforts ongoing for completing the major construction project at the La Encantada mine. The completion of this new 3,500 tonne-per-day cyanidation mill is expected to have a dramatic effect on production and profitability and management has focused most of its efforts on completing this project. In addition, production was also impacted at La Encantada due to some ground instability in the second quarter which interrupted high grade ore mining efforts in the Milagros and San Javier Breccias. The Company mitigated the lost high grade production with an increase in mining of low grade dumps and mining in the Azul y Oro and Buenos Aires veins where the manganese in the ore could not be diluted with the high grade ore from the Breccias and this caused reduced recoveries at La Encantada. The Breccias have been stabilized and mining has resumed in these high grade areas. It should be noted that once the new cyanidation mill is up and running, ore containing manganese can be processed without affecting recoveries.

The Company continues to analyze its expenditures in order to optimize operations and improve profitability.

MINE UPDATES

La Encantada Silver Mine

The La Encantada Silver Mine is a producing underground mine located in Northern Mexico in Coahuila State approximately a 1.5 hour flight from Torreon and comprises 4,076 hectares of mining rights and surface land ownership of 1,343 hectares. The closest city, Melchor Muzquiz, is 225 kilometres away via 45 kilometres of gravel road and 180 kilometres of paved road. The La Encantada mine consists of a 1,000 tpd flotation plant, and other related facilities, including a mining village with 180 houses, administrative offices, and private airstrip. The Company owns 100% of the La Encantada Silver Mine.

The La Encantada operation is undergoing an expansion to add a new 3,500 tpd cyanidation plant. The current flotation mill is operating on average at approximately 900 tpd to produce a silver rich lead concentrate. To date, the Company has spent approximately US$15.6 million on the new plant which is expected to be fully commissioned by the end of 2009. Once completed, the La Encantada Silver Mine is expected to produce 4.3 million ounces of silver doré annually.

Tonnes milled in the second quarter of 2009 decreased by 11% to 68,481 tonnes from the 76,556 tonnes milled in the first quarter of 2009. The reduction of tonnes milled in the second quarter of 2009 was due to problems accessing certain areas of the mine due to safety recommendations related to some structural instability issues. Access to those areas has now been re-established and the tonnage is expected to increase in the third quarter of 2009. The average head grade was 237 grams per tonne (“g/t”) in the second quarter of 2009, representing a decrease of 68 g/t or 22% when compared to 305 g/t in the first quarter of 2009. This decrease was originated by the temporary closure of certain areas of the mine, resulting in an increase in the production from lower grade areas. Silver recovery in the second quarter of 2009 was 50%, comparable to the 51% achieved in the first quarter of 2009. These low recoveries were caused by the high manganese content in the ore from Azul y Oro and Buenos Aires areas. Steps are being taken to improve recoveries including dilution with high grade breccia ore; however, until the new 3,500 tpd cyanidation plant is completed, metallurgical recoveries are only expected to increase modestly.

A total of 291,430 equivalent ounces of silver were produced during the second quarter of 2009, which represents a decrease of 131,265 ounces or 31% from the 422,695 equivalent ounces of silver produced in the first quarter of 2009. Silver production consisted of 263,321 ounces of silver, representing a decrease of 32% compared with the 384,976 ounces in the first quarter of 2009. Lead production for the second quarter of 2009 was 569,712 pounds, representing a decrease of 332,660 pounds or 37% compared to 902,372 pounds of lead produced in the first quarter of 2009.

Underground mine development consisted of 2,230 metres completed in the second quarter of 2009 compared to 2,097 metres of development completed in the first quarter of 2009, representing an increase of 6%. The focus of this program was several targets including the San Javier/Milagros Breccias, Azul y Oro and the new Buenos Aires areas and a new developed area between the 660 and the Ojuelas ore bodies. The purpose of the ongoing underground development program is to prepare for increased production levels in 2009, to confirm additional Reserves and Resources, and for exploration and exploitation purposes going forward. No exploration diamond drilling was completed at La Encantada in the second quarter of 2009.

La Parrilla Silver Mine

The La Parrilla Silver Mine is a group of producing underground mines consisting of the La Rosa/Rosarios/La Blanca mines which are connected through underground workings including the San Marcos and the Quebradillas mines, located approximately 65 kilometres southeast of the city of Durango, Mexico. La Parrilla includes an 850 tpd mill consisting of parallel 425 tpd cyanidation and flotation circuits, buildings, offices and infrastructure and mining concessions covering an area of 53,000 hectares of which the Company owns 100 hectares of surface rights. The Company owns 100% of the La Parrilla Silver Mine, which began commercial silver production in October 2004.

This was the first mine developed by the Company and its operations have been scaled up continually from a 180 tpd operation in early 2005, to the current average throughput of 840 tpd. This mill produces doré bars and both silver-rich lead and zinc concentrates.

An expansion program at the mill was launched in July 2008 to expand this operation to 1,000 tpd by April 2009. However, due to market conditions that affected the entire mining sector in the fourth quarter of 2008, the expansion program was suspended resulting in the current mill capacity of 850 tpd.

Tonnes milled at La Parrilla were 63,548 tonnes in the second quarter of 2009, representing a decrease of 2,357 tonnes or 4%, when compared with the 65,905 tonnes milled in the first quarter of 2009. The average head grade increased to 196 g/t from 191 g/t in the first quarter of 2009. Recoveries of silver increased significantly to 81% in the second quarter of 2009, compared to 66% in the second quarter of 2008 and the first quarter of 2009, respectively.

Total silver production was 391,630 equivalent ounces of silver in the second quarter of 2009, representing an increase of 73,506 ounces or 23% when compared to the 318,124 ounces of silver equivalent produced in the first quarter of 2009. The composition of the silver equivalent production in the second quarter of 2009 included 324,972 ounces of silver, 221 ounces of gold and 923,450 pounds of lead. This compares with 268,329 ounces of silver, 150 ounces of gold and 926,367 pounds of lead in the first quarter of 2009.

No diamond drilling was completed in the second quarter of 2009. This compares to the 2,038 metres of drilling completed in the first quarter of 2009. A total of 1,982 metres of underground development was completed in the second quarter of 2009, compared to 1,806 metres in the first quarter of 2009.

San Martin Silver Mine

The San Martin Silver Mine is a producing underground mine located adjacent to the town of San Martin de Bolaños, in Northern Jalisco State, Mexico. The mine comprises approximately 7,840 hectares of mineral rights, approximately 1,300 hectares of surface land rights surrounding the mine and another 104 hectares of surface land rights where the 1,000 tpd cyanidation mill and 500 tpd flotation circuit, mine buildings and offices are located. The Company owns 100% of the San Martin Silver Mine. The mill has historically produced 100% doré bars and continues to do so to this day. In early 2008, a 500 tpd flotation circuit was completed to take advantage of the large sulphide Resource at this mine, however, due to low base metal prices and high costs of smelting concentrates this circuit is presently not being operated.

An expansion program of the mill was launched in July 2008. The program included additional leaching tanks, thickeners and a third ball mill. The plan was to expand this mill from the historic 800 tpd to 1,200 tpd by April 2009. However, due to market conditions and the need to preserve cash, the expansion program was suspended in November 2008 resulting in the current mill capacity of 950 tpd. The mill is currently running at a monthly average 890 tpd in the last quarter, after factoring in maintenance and statutory holidays. The completed upgrades included the construction of a new thickener, new clarifiers and new filter presses to complete the expansion of the cyanidation process. Other upgrades completed included the pouring of cement floors around the leaching and thickeners areas and the repair and reinforcement of the older leaching tanks. These improvements are part of the process of achieving a “Clean Industry Certification” from PROFEPA.

In order to reduce operating costs, the Company temporarily reduced the production of ore from the main Zuloaga vein in 2008, eliminating all the external contractors and focusing on a combination of ore from the mine, old backfill and stockpile inventory to feed the cyanidation process.

Tonnes milled at the San Martin mine were 72,844 tonnes in the second quarter of 2009, representing a slight decrease when compared to 73,586 tonnes milled in the first quarter of 2009. The average head grade was 138 g/t in the second quarter of 2009, representing a decrease of 16% when compared to the 163 g/t in the first quarter of 2009, due to higher volume of ore feed from the old dumps.

Recoveries of silver in the second quarter of 2009 increased to 74%, from 72% achieved in the first quarter of 2009. Total production of 274,876 ounces of silver equivalent in the second quarter of 2009 was modestly lower than the 299,298 equivalent ounces of silver produced in the first quarter of 2009. The equivalent ounces of silver in the second quarter of 2009 consisted of 239,427 ounces of silver and 525 ounces of gold. This compares to 276,659 ounces of silver and 341 ounces of gold produced in the first quarter of 2009.

During the second quarter of 2009, a total of 363 metres of diamond drilling was completed. This compares to 613 metres drilled in the first quarter of 2009.

During the second quarter of 2009, a total of 707 metres of underground development was completed; this is similar to the 707 metres completed in the first quarter of 2009.

Del Toro Silver Mine, Zacatecas, Mexico

The Del Toro Silver Mine is located 60 km to the southeast from the Company’s La Parrilla Silver Mine and consists of 320 contiguous hectares of mining claims plus an additional 100 hectares of surface rights covering the area surrounding the San Juan mine. The Del Toro operation represents the consolidation of two old silver mines; the Perseverancia and San Juan mines which are approximately 1 kilometre apart.

The Del Toro Silver Mine is an advanced stage development project that has undergone an aggressive drilling program since 2005 to explore the various areas of interest within the Del Toro property holdings. The Company has been extracting development ore from the mine and shipping it to its La Parrilla mill for mixing into La Parrilla’s production and for batch metallurgical testing. In the second quarter of 2009, 2,417 tonnes of development ore were extracted and fed into the La Parrilla mill for production compared to the 15,089 tonnes in the first quarter of 2009. The Perseverancia area is presently being upgraded and rehabilitated to increase production from the high grade chimney areas.

Presently, permitting is underway for the construction of a new mill at Del Toro. Assuming all permitting is completed in 2009 and funds are available for this project, a new 500 tpd mill is anticipated to be operating towards the end of 2010.

EXPLORATION PROPERTY UPDATES

Cuitaboca Silver Project, Sinaloa, Mexico

The Company has an option to purchase a 100% interest in the Cuitaboca Silver Project, consisting of 5,134 hectares located in the State of Sinaloa, Mexico, which contains at least six well known veins with sulphide mineralization carrying high grade silver. The veins within the property are known as the La Lupita, Los Sapos, Chapotal, Colateral-Jesus Maria, Mojardina and Santa Eduwiges. In October 2008, in an effort to reduce costs, the Company halted its activities at the Cuitaboca project. Further exploration and development consisting of 2,000 metres of direct drifting along the vein and a diamond drill program at both the Colateral and Mojardina veins is being deferred until funds can be allocated to this project. Road construction for access to the La Lupita, Los Sapos, Chapotal, and Santa Eduwiges veins was also deferred.

Jalisco Group of Properties, Jalisco, Mexico

The Company acquired a group of mining claims totalling 5,131 hectares located in various mining districts located in Jalisco State, Mexico. During 2008, surface geology and mapping began with the purpose of defining future drill targets; however, exploration has been discontinued pending an improvement in market conditions.

RESULTS OF OPERATIONS

Three Months ended June 30, 2009 compared to Three Months ended June 30, 2008.

	For the Quarter Ended
	June 30, 2009	June 30, 2008
	$	$

Gross Revenue	15,779,596	14,290,892	(1)
Net Revenue	13,024,877	11,436,889	(2)
Cost of sales	9,459,868	7,629,755	(3)
Amortization and depreciation	943,553	877,252
Depletion	828,911	698,844
Accretion of reclamation obligation	117,171	50,367
Mine operating earnings	1,675,374	2,180,671	(4)
General and administrative	2,114,312	2,100,325
Stock-based compensation	800,808	670,616
	2,915,120	2,770,941
Operating loss	(1,239,746)	(590,270)	(5)
Interest and other expenses	(404,765)	(226,872)	(6)
Investment and other income	222,173	644,057	(7)
Foreign exchange gain	840,958	542,846	(8)
(Loss) income before taxes	(581,380)	369,761
Income tax - current	113,532	267,530
Income tax (recovery) - future	(1,731,328)	399,187
Income tax (recovery) expense	(1,617,796)	666,717	(9)
NET INCOME (LOSS) FOR THE QUARTER	1,036,416	(296,956)	(10)

1.

Consolidated gross revenue (prior to smelting and refining and metal deductions) for the quarter ended June 30, 2009 was $15,779,596 or $14.70 (US$12.60) per ounce compared to $14,290,892 or $16.01 (US$15.86) per ounce for the quarter ended June 30, 2008 for an increase of $1,488,704, or 10%. A 20% increase in silver ounces sold in the current quarter and a weaker Canadian dollar compared to the U.S. dollar contributed to the increase in spite of lower U.S. revenue per ounce in the current quarter.

2.

Net revenue for the three months ended June 30, 2009 increased by $1,587,988 or 14% to $13,024,877, from $11,436,889 in the second quarter of 2008, due to the increase in the silver ounces sold and the lower smelting and refining charges from two new smelting and refining agreements entered into in February and May 2009.

3.

Cost of sales increased by $1,830,113 or 24% due to the increase in ounces sold of 180,723 ounces or 20% from the quarter ended June 30, 2009 compared to the quarter ended June 30, 2008. This increase in ounces sold was achieved through a reduction of 114,512 ounces of stockpile at a cost of $281,104.

4.

Mine operating earnings decreased by 23% to $1,675,374 for the quarter ended June 30, 2009 from $2,180,671 for the same quarter the prior year. This is primarily due to the operational challenges and instability experienced at La Encantada which led to revenue exceeding cost of sales by 3%. In comparison, La Encantada’s revenue from operations exceeded cost of sales by 155% in the second quarter of 2008.

5.

Operating loss increased by $649,476 or 110% to $1,239,746 for the quarter ended June 30, 2009, from $590,270 for the quarter ended June 30, 2008, due to reduced mine operating earnings described above and a $130,192 increase in stock-based compensation relating to the granting of stock options in May 2009.

6.

Interest and other expenses increased by $177,893 or 78% in the quarter ended June 30, 2009 compared to the quarter ended June 30, 2008. The increase is primarily attributed to additional interest on capital leases and financing cost relating to advance payments on silver shipments.

7.

Investment and other income decreased by $421,884 or 66% due to declining interest rates on short-term investments; however, the Company realized a gain of $212,380 on derivative financial instruments in the quarter ended June 30, 2009.

8.

The foreign exchange gain increased to $840,958 in the quarter ended June 30, 2009 from $542,846 in the quarter ended June 30, 2008 due to the effect of a weakening U.S. dollar on outstanding U.S .dollar denominated liabilities.

9.

During the quarter ended June 30, 2009, the Company recorded an income tax recovery of $1,617,796 compared to a tax expense of $666,717 in the quarter ended June 30, 2008, and this is attributed to the recovery of future income taxes arising from temporary timing differences and tax loss carryforwards compared to 2008. Included in the current recovery is a Canadian dollar equivalent of $542,906 for the adjusted tax deductibility of energy expenses which has increased the tax loss carryforwards.

10.

Net income for the quarter ended June 30, 2009 was $1,036,416 or $0.01 per common share compared to a net loss of $296,956 or $0.00 per common share in the quarter ended June 30, 2008, for an increase of $1,333,372.

Six Months ended June 30, 2009 compared to Six Months ended June 30, 2008.

	For the Six Months Ended
	June 30, 2009	June 30, 2008
	$	$

Gross Revenue	33,243,733	30,536,815	(1)
Net Revenue	27,411,749	24,401,071	(2)
Cost of sales	17,758,681	14,146,811	(3)
Amortization and depreciation	1,802,391	1,664,431
Depletion	1,399,207	1,585,206	(4)
Accretion of reclamation obligation	233,210	95,842	(5)
Mine operating earnings	6,218,260	6,908,781
General and administrative	3,932,315	4,232,205
Stock-based compensation	1,697,548	1,778,832
	5,629,863	6,011,037
Operating income	588,397	897,744	(6)
Interest and other expenses	(764,971)	(565,699)	(7)
Investment and other income	512,017	781,450	(8)
Foreign exchange (loss) gain	(111,908)	533,034	(9)
Income before taxes	223,535	1,646,529
Income tax - current	171,582	705,934
Income tax (recovery) - future	(1,924,160)	172,228
Income tax (recovery) expense	(1,752,578)	878,162	(10)
NET INCOME FOR THE PERIOD	1,976,113	768,367	(11)

1.

Gross revenue (prior to smelting and refining and metal deductions) for the six month period ended June 30, 2009 was $33,243,733 compared to $30,536,815 for the six month period ended June 30, 2008 for an increase of $2.7 million or 9%. A 9% increase in silver equivalent ounces sold in the first half of 2009, compared to the first half of 2008, contributed to this increase. Although silver prices were lower in 2009, the weaker Canadian dollar compared to the U.S. dollar contributed to the favourable increase in gross revenue as silver shipments are valued in U.S dollars and translated into Canadian dollars for financial statement presentation. The average gross revenue per ounce sold on a consolidated basis was Cdn$16.06 (US$13.32) per ounce for the six months ended June 30, 2009 compared to Cdn$15.97 (US$15.86) per ounce for the six months ended June 30, 2008.

2.

Net revenue for the six months ended June 30, 2009 increased by $3.0 million or 12%, from $24,401,071 in the first half of 2008 to $27,411,749 in the first half of 2009. Smelting and refining charges and metal deductions were reduced by 5% during the six-month period ended June 30, 2009 compared to the six months ended June 30, 2008, and reflects the reductions in smelting and refining charges related to two new smelting and refining agreements entered into in February and May 2009 for doré and concentrate smelting. Net revenue in the current year to date period also included the incremental revenue of $778,159 from the sales of coins, ingots and bullion to consumers and individual retail investors over the Company’s website.

3.

Cost of sales increased by $3,611,870 or 26% from $14,146,811 to $17,758,681 for the six months ended June 30, 2009. Total equivalent ounces of silver sold for six months ended June 30, 2009, was 2,069,724 ounces whereas for the six months ended June 30, 2008, the total equivalent ounces of silver sold was 1,911,896 ounces, for an increase of 157,828 equivalent ounces or 8%. Also contributing to the increase of cost of sales in the six months ended June 30, 2009 was a significant consumption of stockpile inventories amounting to $1,024,371, which is categorized as an inventory effect and is excluded from the cash costs, but is included in cost of sales for the current year-to-date period. The Ore Stockpile has been reduced from 429,652 equivalent ounces or $1,631,625 at the beginning of the year to 149,307 equivalent ounces or $607,254 at June 30, 2009, a reduction of 280,345 equivalent ounces of Ore Stockpile inventory. Due to losses in recoveries, equivalent pricing variations, and normal contribution to tailings, the 280,345 equivalent ounce reduction of the Ore Stockpile ounces converted to 216,650 equivalent ounces of silver production on a year to date basis.

4.

Depletion expense decreased by $185,999 or 12% to $1,399,207 in the six months ended June 30, 2009 compared to $1,585,206 for the six months ended June 30, 2008 and is primarily related to the San Martin mine as less tonnage was extracted from reserves, and more tonnage was extracted from areas outside of reserves.

5.

Accretion of reclamation obligations has increased by $137,368, from $95,842 in the second quarter of 2008 to $233,210 in the second quarter of 2009, due to the updated cost estimates for reclamation activities as determined in late 2008.

6.

Operating income decreased by $309,347 or 34%, from $897,744 for the period ended June 30, 2008 to $588,397 for the period ended June 30, 2009. The decrease is attributable to the $690,521 reduction of mine operating earnings, but it was partially offset by a $299,890 reduction of general and administrative expenses and a $81,284 reduction in stock-based compensation.

7.

Interest and other expenses increased by $199,272 or 35% in the six month period ended June 30, 2009 compared to the prior year and is primarily attributed to additional interest on capital leases and financing cost relating to advance payments on silver shipments.

8.

Investment and other income decreased by $269,433 or 34%. Interest rates on short-term investments continued to decline in the first half of 2009 but this was offset by a gain of $479,197 that was realized on derivative financial instruments.

9.

There was a foreign exchange loss of $111,908 for the six month period ended June 30, 2009, compared to a gain of $533,034 in the six month period ended June 30, 2008, due to the effect of a weakening U.S. dollar on outstanding U.S .dollar denominated liabilities.

10.

During the six months ended June 30, 2009, the Company recorded an income tax recovery of $1,752,578 compared to a tax expense of $878,162 in the six months ended June 30, 2008. This is attributed to the recovery of future income taxes arising from temporary timing differences and tax loss carryforwards compared to 2008. Included in the current recovery is a Canadian dollar equivalent of $542,906 for the adjusted tax deductibility of energy expenses which has increased the tax loss carryforwards.

11.

Net income for the six months ended June 30, 2009 was $1,976,113 or $0.02 per common share (basic) compared to net income of $768,367 or $0.01 per common share in 2008, for an increase of $1.2 million.

SUMMARY OF QUARTERLY RESULTS

The following table presents selected financial information for each of the last eight quarters.

	Quarter	Net sales revenues $	Net income (loss) after taxes $	Basic and diluted net income (loss) per common share $	Stock based compensation (1) $	Property write downs $	Note
Year ended December 31, 2009	Q2	13,024,877	1,036,416	0.01	800,808	-	2
	Q1	14,386,872	939,698	0.01	896,739	-	3
Year ended December 31, 2008	Q4	9,106,605	(5,538,906)	(0.08)	865,415	-	4
	Q3	10,817,211	(374,245)	(0.01)	1,035,864	-
	Q2	11,436,889	(296,956)	0.00	670,616	-	5
	Q1	12,964,182	1,065,323	0.02	1,108,216	-
Year ended December 31, 2007	Q4	11,631,477	(1,292,631)	(0.03)	1,446,821	-
	Q3	10,288,478	(2,070,082)	(0.04)	723,992	1,703,591	6

Notes:

(1)

Stock-based Compensation - the net losses are affected significantly by varying stock based compensation amounts in each quarter. Stock based compensation results from the issuance of stock options in any given period, as well as factors such as vesting and the volatility of the Company’s stock, and is a calculated amount based on the Black-Scholes Option Pricing Model of estimating the fair value of stock option issuances.

(2)	In the quarter ended June 30, 2009, net sales revenue decreased due to losses on final settlements for which provisional payments had already been received in the prior quarter.

(3)

In the quarter ended March 31, 2009, a stronger U.S. dollar compared to the Canadian dollar accounted for the increase of revenue. Although silver prices were lower in the first quarter of 2009, the average gross revenue per ounce sold was Cdn$17.52 (US$14.07) per ounce on a consolidated basis for the three-month period ended March 31, 2009. Also contributing to an increase in net sales is $1,194,452 from the sale of coins, ingots and bullion in the three months ended March 31, 2009.

(4)

In the quarter ended December 31, 2008, net sales revenue was negatively affected by declining silver prices and losses on final metal settlements, for which provisional payments had already been received. While the average gross revenue per ounce was US$14.66 for the year ended December 31, 2008, the average gross revenue per ounce for the fourth quarter of 2008 was US$11.67 per ounce. In addition, the strengthening U.S. dollar relative to the Mexican peso and Canadian dollar gave rise to a foreign exchange loss of $3.7 million in the fourth quarter of 2008.

(5)

In the quarter ended June 30, 2008, the Company had a revision to its smelting charges imposed, resulting in an incremental charge and reduction of net sales of $1.9 million (US$1,852,830) in the quarter. Effective December 1, 2008, smelting and refining charges were reduced. In addition, in February 2009, the Company entered into two new smelting agreements which further reduced smelting charges for doré and concentrate.

(6)

Write downs of mineral properties – net losses are impacted by managements’ decision not to pursue certain mineral properties. In the quarter ended September 30, 2007, management elected not to proceed with the acquisitions of the Candameña Mining District and accordingly, included a $1,703,591 one time write down of the carrying value of the Candameña mineral property to its estimated proceeds from disposal.

Revenues Per Canadian GAAP (expressed in CDN$)

As required by Canadian GAAP, revenues are presented as the net sum of invoiced revenues for delivered shipments of silver doré bars, and silver concentrates, including metal by-products of gold, lead and zinc, after having deducted refining and smelting charges and metal deductions, as well as shipments of coins, ingots and bullion products. The following analysis provides the gross revenues prior to refining and smelting charges and metal deductions, and shows deducted smelting and refining charges to arrive at the net reportable revenue for the period per Canadian GAAP. Gross revenues are deducted by shipped ounces of equivalent silver to calculate the average realized price per ounce of silver sold.

Revenue Analysis	Quarter Ended June 30,		Year to Date June 30,
	2009 $	2008 $	2009 $	2008 $
MEXICO
Gross revenues - silver dore bars and concentrates	16,195,889	14,290,892	32,465,574	30,536,815
Less: refining and smelting charges	(2,165,720)	(2,345,331)	(4,706,462)	(5,146,566)
Less: metal deductions	(588,999)	(508,672)	(1,125,522)	(989,178)
Net revenue from silver dore and concentrates	13,441,170	11,436,889	26,633,590	24,401,071
Equivalent ounces of silver sold	1,032,851	892,406	2,029,446	1,911,896
Average gross revenue per ounce sold ($CDN)	15.68	16.01	16.00	15.97
Average exchange rate in the period ($US/$CDN)	1.1672	1.0100	1.2062	1.0070
Average gross revenue per ounce sold ($US)	13.43	15.86	13.26	15.86
CANADA
Gross revenues - silver coins, ingots and bullion	1,807,629	-	3,002,081	-
Equivalent ounces of silver sold, from Mexican production	103,867	-	171,487	-
Average gross revenue per ounce sold ($CDN)	17.40	-	17.51	-
Average exchange rate in the period ($US/$CDN)	1.1672	-	1.2062	-
Average gross revenue per ounce sold ($US)	14.91	-	14.51	-
CONSOLIDATED
Combined gross revenues - silver dore, concentrates, coins, ingots and bullion	18,003,518	14,290,892	35,467,655	30,536,815
Less: intercompany eliminations (Note 1)	(2,223,922)	-	(2,223,922)	-
Consolidated gross revenues - silver dore, concentrates, coins, ingots and bullion	15,779,596	14,290,892	33,243,733	30,536,815
Less: refining and smelting charges	(2,165,720)	(2,345,331)	(4,706,462)	(5,146,566)
Less: metal deductions	(588,999)	(508,672)	(1,125,522)	(989,178)
Consolidated net revenue from silver dore, concentrates, coins, ingots and bullion	13,024,877	11,436,889	27,411,749	24,401,071
Equivalent ounces of silver sold (after interco. eliminations)	1,073,129	892,406	2,069,724	1,911,896
Average gross revenue per ounce sold ($CDN)	14.70	16.01	16.06	15.97
Average exchange rate in the period ($CDN/$US)	1.1672	1.0100	1.2062	1.0070
Average gross revenue per ounce sold ($US)	12.60	15.86	13.32	15.86
Average market price of per ounce of silver per LBMA.ORG.UK ($US)	13.76	17.18	13.17	17.38

Note 1:

Intercompany eliminations in Q2-2009 includes $650,830 relating to Q1-2009 that was previously adjusted through Mexico’s gross revenues (as reported in the Q1-2009 MD&A). To adjust for the new presentation in this MD&A, $650,830 was added to the intercompany elimination in Q2-2009 and to the year-to-date gross revenue of Mexico.

LIQUIDITY

At June 30, 2009, the Company had working capital of $2.2 million and cash and cash equivalents of $23.1 million compared to a working capital deficiency of $1.0 million and cash and cash equivalents of $17.4 million at December 31, 2008. Current liabilities at June 30, 2009 include the long-term vendor liability and associated interest relating to the acquisition of First Silver in the amount of $14.5 million. On July 22, 2008, the Company secured its outstanding vendor liability by entering into a Letter of Credit facility for $13,940,237, secured by cash and liquid short term investments. In addition, a further $545,522 was paid into the Supreme Court of British Columbia in January 2009 and the Letter of Credit increased to a total Restricted Cash balance of $14,485,759. On July 16, 2009, the Company agreed to a consent order whereby $14,258,332 was paid out of the Letter of Credit to the trust account of the lawyers of the prior Majority Shareholder of First Silver. The remaining $227,420 was paid out to the Company and the Letters of Credit were cancelled. The consent order requires that the $14,258,332 be held in trust pending the outcome of the litigation. This cash is not available for general corporate purposes. Also included in current liabilities as at June 30, 2009 is the current portion of capital lease obligations of $2.6 million.

On August 12, 2009, the Company reported a non-brokered private placement offering consisting of up to 4,000,000 units to be issued at a price of $2.30 per unit for gross proceeds of up to $9.2 million. Each unit will consist of one common share and one-half of one common share purchase warrant with each full warrant entitling the holder to purchase one additional common share of the Company at an exercise price of $3.30 per share for a period of two years after closing. The Company plans to use the net proceeds of the offering as general working capital in respect to its three operating silver mines in Mexico.

On August 12, 2009, the Company reported that it will settle certain debts of its subsidiaries in the aggregate amount of up to $4,000,000 and has entered into debt settlement agreements with those creditors to settle such debt by the issuance of up to 1,739,130 common shares of the Company at a deemed price of $2.30 per share. Closing of the debt settlement is subject to receipt of all required regulatory approvals including the consent of the Toronto Stock Exchange.

On March 5, 2009, the Company completed a public offering with a syndicate of underwriters who purchased 8,487,576 units at an issue price of $2.50 per unit for net proceeds to the Company of $19,705,739. Each unit consisted of one common share in the capital of the Company and one-half of one common share purchase warrant. Each whole common share purchase warrant entitles the holder to acquire one additional common share at a price of $3.50 until March 5, 2011. The Company plans to use $15.5 million of the net proceeds of the offering for mill construction and mine improvements at the La Encantada Silver Mine and the remainder for general working capital. The underwriters had an option, exercisable up until 30 days following closing of the offering, to purchase up to an additional 1,273,136 common shares at a price of $2.40 per share and up to an additional 636,568 warrants at a price of $0.20 per warrant. The underwriters did not exercise their option to purchase the option shares or warrants. During the six months ended June 30, 2009, the Company also received $7,938 pursuant to the exercise of 6,250 stock options.

On March 25, 2008, the Company completed a public offering with a syndicate of underwriters issuing 8,500,000 Units at an issue price of $5.35 per unit for net proceeds to the Company of $40,144,471. Each unit consisted of one common share in the capital of the Company and one-half of one common share purchase warrant. Each whole common share purchase warrant entitles the holder to acquire one additional common share at a price of $7.00 expiring March 25, 2010. In addition, the Company received $1,130,588 pursuant to the exercise of 376,250 stock options and $31,875 pursuant to the exercise of 7,500 warrants during the six months ended June 30, 2008.

During the six months ended June 30, 2009, the Company invested $5.0 million (June 30, 2008 - $6.0 million) on its mineral properties of and a further $7.5 million (June 30, 2008 - $12.5 million) on plant and equipment. In late 2008, the Company took actions to reduce its rate of spending on exploration and development expenditures. Although the Company has expended approximately US$15.6 million to date on its capital expansion at La Encantada, the capital expansion is expected to be a total of US$27.5 million and to increase capacity to 3,500 tonnes per day.

Funds surplus to the Company’s short-term operating needs are invested in highly liquid short-term investments with maturities of three months or less. The funds are not exposed to any liquidity risk and there are no restrictions on the ability of the Company to meet its obligations. The Company has no exposure and has not invested any of its treasuries in any asset backed commercial paper securities.

2009 OUTLOOK

Management is revising its production outlook for 2009 in response to the delayed commissioning of the new La Encantada cyanidation plant. Please be cautioned, these are forward-looking estimates and subject to the cautionary note regarding the risks associated with forward looking statements at the beginning of this MD&A.

Tonnes Milled	594,200	265,300	250,900	1,110,400
Silver head grades (grams/tonne)	212	250	150	207
Silver recoveries	55%	75%	75%	65%
Silver ounces	2,011,000	1,546,000	911,000	4,468,000
Gold ounces	50	475	1,700	2,225
Lead tonnes	3,500	3,800	-	7,300
Silver equivalent ounces (1)	2,228,000	1,740,000	1,032,000	5,000,000

(1) Pricing assumptions for equivalents – Au = US$850/oz., Pb = US$0.65/oz.

Tonnes Milled	587,100	265,300	250,800	1,103,200
Silver head grades (grams/tonne)	212	250	150	205
Silver recoveries	60%	75%	80%	68%
Silver ounces	2,470,300	1,545,700	967,700	4,983,700
Gold ounces	15	465	1,187	1,667
Lead tonnes	944	1,322	-	2,266
Silver equivalent ounces (1)	2,563,300	1,703,600	1,032,200	5,300,000

(2) Pricing assumptions for equivalents – Au = US$800/oz., Pb = US$0.55/oz.

Silver production is expected to increase in late 2009 when the La Encantada plant expansion is completed and plant capacity has been increased from 1,000 tpd to 3,500 tpd. The Company expects to gradually bring the new cyanidation plant into production beginning with production of 1,000 tpd in the first month, 2,000 tpd in the second month, 3,000 tpd in the third month, and achieving full capacity of 3,500 tpd by December 2009. The delay in scaling up production at La Encantada has delayed the expected increase in monthly production levels and caused the annual production outlook to be reduced for 2009 as per the above table. However, the Company will continue to operate its flotation circuit in parallel with cyanidation throughout the balance of 2009.

Although mill capacities are stated in maximum daily tonnage, management has established expected available days of operation in the year to include two days of maintenance per month and eleven days of statutory holidays for a total of 330 available productive days.

The Company has revised its estimated capital expenditures for the completion of the new 3,500 tpd mill at the La Encantada from US$24.5 million to US$27.5 million. The primary reason for the increase in capital expenditures is related to a decision to revise the tailings pond design to use a paste and filter design which will allow the new cyanidation plant to significantly reduce power and water consumption once fully operational by year end. As at June 30, 2009, the Company had expended US$16.2 million toward the completion of the 3,500 tonne per day mill project.

Sales of coins, ingots and bullion are expected to remain at 10% of total sold ounces for the balance of 2009. These sales result in approximately a 10% increase in selling price over normal quoted selling prices in any quarter. Additional information on the Company’s silver coins, ingots and bullion, including how to place an order, may be found on the Company’s website at www.firstmajestic.com.

OFF-BALANCE SHEET ARRANGEMENTS

At June 30, 2009, the Company had no material off-balance sheet arrangements such as guarantee contracts, contingent interest in assets transferred to an entity, derivative instruments obligations or any obligations that generate financing, liquidity, market or credit risk to the Company, other than those disclosed in this MD&A and the consolidated financial statements and the related notes.

RELATED PARTY TRANSACTIONS

During the period ended June 30, 2009, the Company:

a)

incurred $147,748 for the six month period ended June 30, 2009 and $71,255 for the quarter ended June 30, 2009 (six months ended June 30, 2008 - $120,273; quarter ended June 30, 2008 - $75,088) for management services provided by the President & CEO and/or a corporation controlled by the President & CEO of the Company pursuant to a consulting agreement.

b)

incurred $146,462 for the six month period ended June 30, 2009 and $72,829 for the quarter ended June 30, 2009 (six months ended June 30, 2008 - $139,105; quarter ended June 30, 2008 - $78,849) to a director and Chief Operating Officer for management and other services related to the mining operations of the Company in Mexico pursuant to a consulting agreement.

c)

incurred $1,269,751 of service fees during the six month period ended June 30, 2009 and $nil for the quarter ended June 30, 2009 (six months ended June 30, 2008 - $4,207,123; quarter ended June 30, 2008 - $2,271,223) to a mining services company sharing our premises in Durango Mexico. This related party provided management services and paid mining contractors who provided services at the Company’s mines in Mexico for the period January 1 to February 28, 2009. Of the fees incurred, $627,578 was unpaid as at June 30, 2009 (2008 - $1,635,365). This relationship was terminated in February 2009.

Amounts paid to related parties were incurred in the normal course of business and measured at the exchange amount, which is the amount agreed upon by the transacting parties and on terms and conditions similar to non-related parties.

PROPOSED TRANSACTIONS

Other than as disclosed herein, the board of directors of the Company is not aware of any proposed transactions involving any proposed assets, businesses, business acquisitions or dispositions which may have an effect on the financial condition, results of operations and cash flows.

CONTRACTUAL OBLIGATIONS

The Company’s liabilities have contractual maturities which are summarized below;

	Payments Due By Period
	Total	Less than	1- 3	4 - 5	After 5
		1 year	years	years	years
Capital Lease Obligations	$4,369,748	$2,585,705	$1,784,043	$-	$-
Purchase Obligations (1)	13,830,388	13,830,388	-	-	-
Vendor Liability on Mineral Property (2)	651,892	651,892	-	-	-
Total Contractual Obligations (3)	$18,852,028	$17,067,985	$1,784,043	$-	$-

(1)	Contract commitments for construction materials and equipment for the La Encantada Mill Expansion Project (US$11.9 million).

(2)	Vendor liability on mineral property on the Quebradillas Mine at La Parrilla.

(3)	Amounts above do not include payments related to the Company's future asset retirement obligations (see Note 16), nor do they include accounts payable and accrued liabilities of $17.5 million.

CRITICAL ACCOUNTING ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles in Canada requires companies to establish accounting policies and to make estimates that affect both the amount and timing of the recording of assets, liabilities, revenues and expenses. Some of these estimates require judgments about matters that are inherently uncertain.

All of the Company’s significant accounting policies and the estimates are included in Note 2 in the annual consolidated financial statements for the year ended December 31, 2008. While all of the significant accounting policies are important to the Company’s consolidated financial statements, the following accounting policies and the estimates have been identified as being critical:

  Carrying Values of Property, Plant and Equipment and Other Mineral Property Interests;
  Depletion and Depreciation of Property, Plant and Equipment;
  Asset Retirement Obligations and Reclamation Costs;
  Income Taxes; and
  Stock Based Compensation.

Carrying Values of Property, Plant and Equipment and Other Mineral Property Interests

The Company reviews and evaluates its mineral properties for impairment at least annually or when events and changes in circumstances indicate that the related carrying amounts may not be recoverable. Impairment is considered to exist if the total estimated future undiscounted cash flows are less than the carrying amount of the assets. Estimated undiscounted future net cash flows for properties in which a mineral resource has been identified are calculated using estimated future production, commodity prices, operating and capital costs and reclamation and closure costs. Undiscounted future cash flows for exploration stage mineral properties are estimated by reference to the timing of exploration and/or development work, work programs proposed, the exploration results achieved to date and the likely proceeds receivable if the Company sold specific properties to third parties. If it is determined that the future net cash flows from a property are less than the carrying value, then an impairment loss is recorded to write down the property to fair value.

The Company completed an impairment review of its properties at December 31, 2008. The estimates used by management were subject to various risks and uncertainties. It is reasonably possible that changes in estimates could occur which may affect the expected recoverability of the Company’s investments in mining projects and other mineral property interests.

Depletion and Depreciation of Property, Plant and Equipment

Property, plant and equipment comprise one of the largest components of the Company’s assets and, as such, the amortization of these assets has a significant effect on the Company’s financial statements. On the commencement of commercial production, depletion of each mining property is provided on the unit-of-production basis using estimated reserves and resources expected to be converted to reserves as the depletion basis. The mining plant and equipment and other capital assets are depreciated, following the commencement of commercial production, over their expected economic lives using either the unit-of-production method. Capital projects in progress are not depreciated until the capital asset has been put into operation.

The reserves are determined based on a professional evaluation using accepted international standards for the assessment of mineral reserves. The assessment involves the study of geological, geophysical and economic data and the reliance on a number of assumptions. The estimates of the reserves may change, based on additional knowledge gained subsequent to the initial assessment. This may include additional data available from continuing exploration, results from the reconciliation of actual mining production data against the original reserve estimates, or the impact of economic factors such as changes in the price of commodities or the cost of components of production. A change in the original estimate of reserves would result in a change in the rate of depletion and depreciation of the related mining assets or could result in impairment resulting in a write-down of the assets.

Asset Retirement Obligations and Reclamation Costs

The Company has obligations for site restoration and decommissioning related to its mining properties. The Company, using mine closure plans or other similar studies that outline the requirements planned to be carried out, estimates the future obligations from mine closure activities. Since the obligations are dependent on the laws and regulations of the county in which the mines operate, the requirements could change resulting from amendments in those laws and regulations relating to environmental protection and other legislation affecting resource companies.

The Company recognizes liabilities for statutory, contractual or legal obligations associated with the retirement of mining property, plant and equipment, when those obligations result from the acquisition, construction, development or normal operation of the assets. Initially, a liability for an asset retirement obligation is recognized at its fair value in the period in which it is incurred. Upon initial recognition of the liability, the corresponding asset retirement cost is added to the carrying amount of the related asset and the cost is amortized as an expense over the economic life of the asset using either the unit-of production method or the straight-line method, as appropriate. Following the initial recognition of the asset retirement obligation, the carrying amount of the liability is increased for the passage of time and adjusted for changes to the amount or timing of the underlying cash flows needed to settle the obligation.

As the estimate of obligations is based on future expectations, in the determination of closure provisions, management makes a number of assumptions and judgments. The liability is accreted over time to the amount ultimately payable through periodic charges to earnings. The undiscounted amount of estimated cash flows required to settle the Company’s estimated obligations is discounted using a credit adjusted risk free rate of 8.5% . The closure provisions are more uncertain the further into the future the mine closure activities are to be carried out. Actual costs incurred in future periods related to the disruption to date could differ materially from the discounted future value estimated by the Company at June 30, 2009.

Income Taxes

Future income tax assets and liabilities are computed based on differences between the carrying amounts of assets and liabilities on the balance sheet and their corresponding tax values, using the enacted or substantially enacted, as applicable, income tax rates at each balance sheet date. Future income tax assets also result from unused loss carry-forwards and other deductions. The valuation of future income tax assets is reviewed quarterly and adjusted, if necessary, by use of a valuation allowance to reflect the estimated realizable amount.

The determination of the ability of the Company to utilize tax loss carry-forwards to offset future income tax payable requires management to exercise judgment and make assumptions about the future performance of the Company.

Management executed a corporate restructuring for tax purposes that became effective January 1, 2008, enabling it on a limited basis to consolidate its tax losses of certain subsidiaries against the taxable incomes of other subsidiaries. Co-incident with the tax consolidation, Mexico introduced an alternative minimum tax known as the IETU, effective January 1, 2008, to attempt to limit certain companies from avoiding paying taxes on their cash earnings in Mexico. Management has reviewed its IETU obligations and its consolidated tax position at June 30, 2009, and management assessed whether the Company is “more likely than not” to benefit from these tax losses prior to recording a benefit from the tax losses.

Changes in economic conditions, metal prices and other factors could result in revisions to the estimates of the benefits to be realized or the timing of utilizing the losses.

Stock-Based Compensation

The Company uses the Black-Scholes Option Pricing Model. Option pricing models require the input of subjective assumptions including the expected price volatility. Changes in the input assumptions can materially affect the fair value estimate, and therefore the existing models do not necessarily provide an accurate single measure of the actual fair value of the Company’s stock options granted during the year.

FUTURE ACCOUNTING CHANGES

The Company has assessed new and revised accounting pronouncements that have been issued but that are not yet effective and determined that the following may have a significant impact on the Company.

The CICA issued the new Handbook Section 3064, “Goodwill and Intangible Assets”, which establishes revised standards for the recognition, measurement, presentation and disclosure of goodwill and intangible assets. The new standard also provides guidance for the treatment of preproduction and start-up costs and requires that these costs be expensed as incurred. The new standard is effective for the Company beginning January 1, 2009. The Company has determined there is no impact on its consolidated financial statements.

The CICA issued the new Handbook Section 1582, “Business Combinations”, Section 1601 “Consolidations” and Section 1602 “Non-controlling Interests” to harmonize with International Financial Reporting Standards (“IFRS”). Section 1582 specifies a number of changes including: an expanded definition of a business, a requirement to measure all business acquisitions at fair value, a requirement to measure non-controlling interests at fair value, and a requirement to recognize acquisition related costs as expenses. Section 1601 establishes the standards for preparing consolidated financial statements. Section 1602 specifies that non-controlling interests be treated as a separate component of equity, not as a liability or other item outside of equity. These new standards become effective beginning on or after January 1, 2011, but early adoption is permitted.

INTERNAL CONTROL OVER FINANCIAL REPORTING AND DISCLOSURE CONTROLS AND PROCEDURES

The Company’s management is responsible for establishing and maintaining adequate internal control over financial reporting. Any system of control over financial reporting, no matter how well designed, has inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. The Company’s officers and management are also responsible for establishing and maintaining disclosure controls and procedures for the Company. These disclosure controls and procedures are designed to provide reasonable assurance that any information required to be disclosed by the Company under securities legislation is recorded, processed, summarized and reported within the applicable time periods and to ensure that required information is gathered and communicated to the Company’s management so that decisions can be made about timely disclosure of that information.

Management reviewed internal controls in detail in 2008 and noted weaknesses in internal controls related to education and adoption of new automated internal controls in Mexico proposed when its new accounting information systems were adopted in the first quarter of 2008. The risk of material error is mitigated by extensive management review of financial reports and various account reconciliations and analyses in both Mexico and Canada. Management is continuing to rely significantly on substantive testing and detailed analyses in parallel with establishing detailed controls over the new systems in order to mitigate specific weaknesses while ensuring the fair presentation of its financial statements. During the quarter, significant progress on the remediation plan has been achieved and management expects the remainder of its current plan to be completed by the end of the year.

Based upon the recent assessment of the effectiveness of the internal control over financial reporting and disclosure controls and procedures, including consideration of detailed analyses by supervisory personnel to mitigate any exposure or weaknesses, the Company’s Chief Executive Officer and Chief Financial Officer have concluded that there are weaknesses in Mexico but these are compensated by head office supervisory controls and as a result management has concluded that there are no material unmitigated weaknesses, and the design and implementation of internal control over financial reporting and disclosure controls and procedures were effective as at June 30, 2009.

INTERNATIONAL FINANCIAL REPORTING STANDARDS (“IFRS”)

In 2006, the Canadian Accounting Standards Board (“AcSB”) published a strategic plan that will significantly affect financial reporting requirements for Canadian companies. The AcSB strategic plan outlines convergence of Canadian GAAP with IFRS over an expected five year transitional period. In February 2008, the AcSB announced that 2011 is the changeover date for public companies to commence using IFRS, replacing Canada’s own GAAP. The transition date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. The transition date of January 1, 2011 will require the restatement for comparative purposes of amounts reported by the Company for all the periods ended after January 1, 2010.

We have begun planning our transition to IFRS but the impact on our consolidated financial position and results of operations has not yet been determined. The Company is presently undergoing a diagnostic assessment of its current accounting policies systems and processes in order to identify differences between current Canadian GAAP and IFRS treatment. While the effects of IFRS have not yet been fully determined, the Company has identified several key areas where it is likely to be impacted by accounting policy changes, including the accounting for Property, Plant and Equipment, Asset Retirement Obligations and Business Combinations. Further detailed analysis of these areas is underway, and no decisions have yet been made with regard to accounting policy choices.

A more detailed review of the impact of IFRS on the Company’s consolidated financial statements, and other areas of the Company is in progress and is expected to be completed by the end of 2009. The Company will continue to monitor changes in IFRS during the implementation process and intends to update the critical accounting policies and procedures to incorporate the changes required by converting to IFRS and the impact of these changes on its financial reporting. There will be changes in accounting policies related to the adoption of IFRS and these changes may materially impact the Company’s financial statements in the future.

OTHER MD&A REQUIREMENTS

Additional information relating to the Company may be found on or in:

  SEDAR at www.sedar.com,
  the Company’s Annual Information Form,
  the Company’s audited consolidated financial statements for the year ended December 31, 2008.